Contact

www.linkedin.com/in/jaime-patel-8112ba48 (LinkedIn)

Top Skills

Microsoft Office
Stata
PowerPoint

Languages

English (Native or Bilingual)
Gujarati (Native or Bilingual)
French (Limited Working)

Jaime Patel

Manager at Deloitte
Austin, Texas, United States

Experience

Deloitte

3 years 11 months

Manager - Strategic Services
October 2022 - Present (2 years)
Austin, Texas, United States

Senior Consultant - Strategic Analytics
November 2020 - October 2022 (2 years)

bonbuz

Co-Founder
June 2020 - Present (4 years 4 months)

Nestlé

6 years 4 months

Brand Finance Lead - Beverage
February 2017 - October 2020 (3 years 9 months)
Arlington, Virginia

Nestle Market Auditor
January 2017 - February 2017 (2 months)
Saint Louis, Missouri

Guest Audit project with Nestle Market Audit Team

Trade Analyst
January 2016 - January 2017 (1 year 1 month)
Glendale, CA

Cost Analyst
July 2014 - January 2016 (1 year 7 months)
Laurel, MD

North Star Resource Group

Financial Advisory Intern
October 2013 - March 2014 (6 months)

National Financial Partners
Advisory and Investment Consulting Intern
April 2013 - August 2013 (5 months)

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Education

George Mason University - School of Business
Master of Business Administration - MBA, Business Administration and Management, General · (2019 - 2021)

The University of Texas at Austin
Bachelor of Arts - BA, Business/Managerial Economics · (August 2010 - April 2014)